EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports solid second quarter 2023 results, while significantly advancing Coastal GasLink and Southeast Gateway projects to planned cost and schedule
Unlocking incremental shareholder value through spinning off Liquids Pipelines, integrating our Natural Gas Pipelines business units and utilizing strategic partnerships to enable energy transition and drive energy security
CALGARY, Alberta – July 27, 2023 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its second quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, “Today’s announcement to separate our Natural Gas Pipelines and Power and Energy Solutions businesses from our Liquids Pipelines business will maximize the value of our assets. The separated industry-leading companies will have greater strategic focus to execute major projects, drive efficiencies and operational excellence, and enhanced flexibility to pursue disciplined growth." Poirier continued, “In addition, we have made significant progress on our 2023 strategic priorities. First, we continue to safely execute our secured capital program, including Coastal GasLink and Southeast Gateway which remain on planned cost and schedule. Second, we have significantly accelerated our deleveraging goal ahead of our year-end target with the sale of a 40 per cent equity interest in the Columbia Gulf and Columbia Gas systems for total cash proceeds of $5.2 billion. And third, we are safely and reliably operating our assets that provide essential services across North America, which is a testament to the dedication and hard work of our people.”
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Strong performance during the first six months of 2023 delivered 10 per cent comparable EBITDA1 growth and 11 per cent segmented earnings growth year-over-year
•Second quarter 2023 results were underpinned by solid utilization and reliability across our assets
◦Total NGTL System receipts were 13.5 Bcf/d, up 0.1 Bcf/d from second quarter 2022
◦NGTL System achieved record single-day receipts of 14.6 Bcf on April 21, 2023
◦U.S. Natural Gas Pipelines flows averaged 25.4 Bcf/d, consistent with second quarter 2022
◦Achieved record LNG feedgas deliveries of 3.8 Bcf on April 21, 2023
◦Keystone Pipeline System operational reliability of 94.6 per cent, ensuring the continued delivery of all contracted volumes
◦Marketlink throughput increased over 150,000 Bbl/d year-over-year
◦Bruce Power achieved 94 per cent availability while successfully completing a planned outage on Unit 4 on time and within budget
◦Strong cogeneration fleet performance with 93 per cent availability
•Second quarter 2023 financial results:
◦Net income attributable to common shares of $0.3 billion or $0.24 per common share compared to $0.9 billion or $0.90 per common share in second quarter 2022. Comparable earnings1 of $1.0 billion or $0.96 per common share compared to $1.0 billion or $1.00 per common share in 2022
◦Segmented earnings of $1.0 billion compared to $1.7 billion in 2022 and comparable EBITDA of $2.5 billion compared to $2.4 billion in 2022
1 Comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares, Net income per common share and Net cash provided by operations, respectively. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.

•TC Energy’s Board of Directors approved plans to spin off the Liquids Pipelines business and separate into two industry-leading, investment-grade companies. The separation is expected to be achieved on a tax-free basis to TC Energy shareholders, anticipated to be complete in the second half of 2024
•Announced the sale of a 40 per cent equity interest in Columbia Gas Transmission, LLC (Columbia Gas) and Columbia Gulf Transmission, LLC (Columbia Gulf) to Global Infrastructure Partners (GIP) for proceeds of $5.2 billion. Closing of the transaction is anticipated during fourth quarter 2023, subject to customary closing conditions
•Following the partial sale of a 40 per cent equity interest in Columbia Gas and Columbia Gulf, we continue to expect 2023 comparable EBITDA to be five to seven per cent higher than 2022; however, comparable earnings per common share for 2023 is now expected to be generally consistent with 2022
•Placed approximately $2.1 billion of natural gas and liquids capacity capital projects in service during the first six months of 2023, progressing to our expected $6 billion of assets placed into service in 2023
•The Coastal GasLink project is approximately 91 per cent complete overall and continues to track cost and schedule with mechanical completion expected by year end
◦As previously communicated, based on the expectation that additional equity contributions will predominantly be funded by TC Energy, there is a pre-tax impairment charge of the full value of our investment in Coastal GasLink LP of $843 million ($809 million after tax) in second quarter 2023
•Southeast Gateway Pipeline project progressing according to planned milestones; commenced onshore pipe installation and facilities construction this summer and expect offshore pipe installation to begin by year end
•Placed North Baja XPress into service
•Filed uncontested Columbia Gulf rate settlement on July 7, 2023
•Government of Ontario announced the proposed Ontario Pumped Storage Project moving to final evaluation from the Minister of Energy with a decision expected by the end of the year, subject to Board approval
•Finalized contracts to sell 50 MW under TC Energy’s 24-by-7 carbon-free power offering in Alberta. Contract terms range from 15 to 20 years and are expected to commence in 2025
•Declared a quarterly dividend of $0.93 per common share for the quarter ending September 30, 2023
•Dividend Reinvestment and Share Purchase Plan (DRP) participation rate amongst common shareholders was approximately 39 per cent, resulting in $374 million to be reinvested in common equity from the dividends declared on April 27, 2023
•Subsequent to the dividends declared for the quarter ended June 30, 2023, which are being paid on July 31, 2023, TC Energy has discontinued the discounted DRP as outlined in our 2022 Annual Report.
2023 Report on Sustainability highlights progress across the business
•Reduced absolute methane emissions by 14 per cent between 2019 and 2022, while increasing natural gas throughput 11 per cent and natural gas comparable EBITDA 20 per cent
•Increased weighting of environmental, social and governance (ESG) from 25 per cent in 2022 to 30 per cent in 2023 corporate scorecard
•Greater transparency with Report on Sustainability and ESG Data Sheet combined and published earlier in year, and publication of new Methane Emissions Disclosure Report and Climate-related Lobbying Report
•Advanced safety culture with third-party safety assessment results being applied in 2023
•Became a pilot member for the Task Force on Nature-based Financial Disclosures
•Commitment to supporting human rights in our Code of Business Ethics Policy and through the adoption of UN Global Compact principles into strategy, culture and day-to-day activities.

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2023	2022	2023	2022

Income
Net income attributable to common shares	250	889	1,563	1,247
per common share – basic	$0.24	$0.90	$1.53	$1.27

Segmented earnings (losses)
Canadian Natural Gas Pipelines	(394)	385	17	743
U.S. Natural Gas Pipelines	715	711	1,794	1,021
Mexico Natural Gas Pipelines	182	162	436	282
Liquids Pipelines	273	261	449	533
Power and Energy Solutions	255	170	507	246
Corporate	(36)	(10)	(38)	21
Total segmented earnings (losses)	995	1,679	3,165	2,846

Comparable EBITDA
Canadian Natural Gas Pipelines	780	681	1,520	1,325
U.S. Natural Gas Pipelines	925	915	2,192	2,022
Mexico Natural Gas Pipelines	193	190	365	338
Liquids Pipelines	363	341	680	670
Power and Energy Solutions	217	252	498	409
Corporate	(4)	(10)	(6)	(7)
Comparable EBITDA	2,474	2,369	5,249	4,757
Depreciation and amortization	(694)	(635)	(1,371)	(1,261)
Interest expense included in comparable earnings	(791)	(620)	(1,548)	(1,200)
Allowance for funds used during construction	148	63	279	138
Foreign exchange gains (losses), net included in comparable earnings	70	(6)	103	26
Interest income and other included in comparable earnings	52	23	94	58
Income tax (expense) recovery included in comparable earnings	(249)	(173)	(529)	(352)
Net income attributable to non-controlling interests	(6)	(9)	(17)	(20)
Preferred share dividends	(23)	(33)	(46)	(64)
Comparable earnings	981	979	2,214	2,082
Comparable earnings per common share	$0.96	$1.00	$2.16	$2.12

Net cash provided by operations	1,510	942	3,584	2,649
Comparable funds generated from operations	1,754	1,566	3,820	3,431
Capital spending[1]	2,991	1,491	6,024	3,228

Dividends declared
per common share	$0.93	$0.90	$1.86	$1.80

Basic common shares outstanding (millions)
– weighted average for the period	1,027	983	1,024	982
– issued and outstanding at end of period	1,029	984	1,029	984
1     Includes Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to the Financial condition – Cash (used in) provided by investing activities section for additional information.

CEO Message
Delivering on our 2023 priorities
We remain laser focused on our 2023 priorities and have achieved significant milestones during the first half of the year. We continue to safely execute major projects like Coastal GasLink and Southeast Gateway that continue to track cost and schedule. We have accelerated our deleveraging by advancing our $5+ billion asset divestiture program, and we continue to maximize the value and performance of our assets through safe operations and reliability of service. In late 2022, we initiated our Focus Project, which is fundamentally about re-thinking the way we do our work. We have recently completed our Wave 1 initiative design and identified $750 million of annual run-rate opportunities to be realized by end of 2025, with approximately $150 million of that complete this year. These opportunities are predominantly in the form of capital reductions and other efficiencies, which primarily will flow back to our customers and enhance the competitiveness of our services, and are included in our $6 billion to $7 billion net capital expenditure outlook. Our Wave 2 analysis, which recently commenced, indicates the potential for an additional $250 million of opportunities that in part represent an upside to our plan, and will be partially flowed back to our customers consistent with regulatory and commercial agreements.
In conjunction with the spinoff of our Liquids business and the combining of our highly integrated North American Natural Gas Pipelines business into a single, unified business, our Focus Project will enable us to unlock synergies to create value for our customers and our shareholders. As a result, Stanley (Stan) G. Chapman, III has been promoted to Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines. His deep industry experience across North America will drive further integration and strengthen our business model through alignment and simplification, leading to safety, operational, commercial and project execution excellence.
Unlocking shareholder value through the creation of two premium energy infrastructure companies
On July 27, 2023, we announced our Board of Directors has approved plans to spin off our Liquids Pipelines business that follows a comprehensive two-year review to unlock incremental shareholder value. The separation of our Natural Gas Pipelines and Power and Energy Solutions businesses from our Liquids Pipelines business will maximize the value of our assets. Led by dedicated and highly experienced teams, both companies can pursue growth through disciplined capital allocation and a continued commitment to finding efficiencies and operational excellence.
•TC Energy will focus on natural gas, driven by strong long-term fundamentals and power and energy solutions, driven by nuclear, pumped hydro energy storage and new energy opportunities.
•The Liquids Pipelines Company will focus on enhancing the value of our asset base by increasing capacity on underutilized portions of the system and increasing connectivity between critical Canadian supply and the largest, most resilient demand markets.
Leading the spinoff entity, Bevin Wirzba, our Executive Vice-President and Group Executive, Canadian Natural Gas Pipelines and Liquids Pipelines, and President, Coastal GasLink, will assume the role of President and CEO of the new Liquids Pipelines Company. His expertise and leadership capabilities will capture the opportunities ahead as this world-class company provides critical infrastructure, with an unrivalled market position to connect resilient, safe, and secure supply to the highest-demand markets.
The separation is expected to be achieved on a tax-free basis to our shareholders and is anticipated to be complete in the second half of 2024. Additional information will be provided as we continue to advance this transformational initiative.

Delivering on our $5+ billion asset divestiture program that significantly advances deleveraging target
On July 24, 2023, we announced an agreement to monetize a 40 per cent equity interest in Columbia Gas and Columbia Gulf with Global Infrastructure Partners for proceeds of $5.2 billion (US$3.9 billion), subject to certain customary adjustments. With this sizeable transaction, we will deliver on our $5+ billion asset divestiture program ahead of our year-end target and significantly advance toward our deleveraging target. Long-term fundamentals continue to underscore the role of natural gas in a sustainable energy future. Our strategic partnership with GIP and future partnerships across our portfolio will provide additional investment capacity to originate and execute on projects that will allow us to extend TC Energy’s impact in enabling the energy transition. Closing of the transaction is anticipated in the fourth quarter of 2023, subject to customary closing conditions.
2023 outlook and dividend declaration
Following the sale of a 40 per cent equity interest in Columbia Gas and Columbia Gulf we continue to expect 2023 comparable EBITDA to be five to seven per cent higher than 2022; however, comparable earnings per common share for 2023 has decreased primarily due to higher expected net income attributable to non-controlling interests, partially offset by lower interest expense. As a result, comparable earnings per common share is now expected to be generally consistent with 2022. We expect capital spending in 2023 to continue to be $11.5 billion to $12.0 billion.
Beyond 2024, we remain committed to limiting annual sanctioned net capital expenditures to $6 billion to $7 billion. At this level, we can continue to grow our business at a commensurate rate with our dividend growth outlook of three to five per cent, while also providing the optionality to further reduce leverage and/or return incremental capital to shareholders. Showcasing our commitment to delivering superior shareholder returns, TC Energy’s Board of Directors declared a quarterly dividend of $0.93 per common share for the quarter ending September 30, 2023, equating to $3.72 on an annualized basis. As outlined in our 2022 Annual Report, subsequent to the dividends declared for the quarter ended June 30, 2023, which will be paid on July 31, 2023, TC Energy has discontinued the discounted DRP.
Exceptional year-to-date operational results drive a 10 per cent year-over-year increase in comparable EBITDA
During the first six months of the year, our diversified portfolio of critical energy infrastructure assets continued to safely and reliably meet North America’s growing demand for energy. As a result, year-to-date, we have delivered 10 per cent comparable EBITDA growth year-over-year and segmented earnings growth of 11 per cent. Our base business also remains robust. During the second quarter of 2023, we saw continued strong demand for our critical energy assets. We achieved record LNG feedgas deliveries of 3.8 Bcf on April 21, 2023, representing more than 30 per cent of current U.S. LNG exports while overall flows on our U.S. Natural Gas pipelines averaged 25.4 Bcf/d. Within our Canadian Natural Gas Pipelines business, total average NGTL System receipts were 13.5 Bcf/d, up 0.1 Bcf/d from second quarter 2022. The NGTL System also achieved its highest record single day receipts of 14.6 Bcf on April 21, 2023. Looking to our Liquids Pipelines business, operational reliability on the Keystone Pipeline System was approximately 94.6 per cent. Marketlink throughput increased over 150,000 Bbl/d year-over-year. During the quarter, Bruce Power achieved 94 per cent availability and we continued to make significant progress on our Major Component Replacement (MCR) program. We also saw strong cogeneration fleet performance during the quarter with 93 per cent availability.
Project execution: Coastal GasLink and Southeast Gateway remain on track with planned cost and schedule
We continue to advance our industry-leading secured capital program. So far this year, we have placed approximately $2.1 billion of natural gas and liquids pipeline capacity capital projects into service, progressing to the $6 billion of projects we expect to place into service this year.
As we work through the summer construction season, the Coastal GasLink project has reached approximately 91 per cent overall completion. The team has made tremendous progress throughout the year. We remain on track with our capital cost estimate and continue to expect mechanical completion by year end. To date, nearly 98 per cent of pipe has been welded and 92 per cent of all classified water crossings on the project are now complete. In addition, 639 km of the 670 km pipe has been installed and backfilled, with Section 6 being our third of eight sections achieving 100 per cent pipe installation in June.

We continue to advance our projects in Mexico. The Southeast Gateway Pipeline project is progressing according to planned milestones, and we have begun onshore installation and facilities construction in Veracruz and Tabasco. We expect to begin offshore pipe installation in late 2023. The north section of the Villa de Reyes (VdR) pipeline was put into commercial operation in September 2022, while the lateral section is mechanically complete with an expected commercial in-service date in the third quarter of 2023. Construction on the south section of VdR is targeted for mechanical completion by the end of the year.
Recent progress and developments
In early July, the Government of Ontario announced the Ministry of Energy will commence the final evaluation of the proposed Ontario Pumped Storage Project (OPSP) with an expected decision by the end of 2023. OPSP is a critical component to Ontario’s growing clean economy and would be the province’s largest energy storage project, storing enough clean electricity to power one million homes while providing significant benefits and savings to consumers. We will continue to build our relationship with our prospective partner, the Saugeen Ojibway Nation, rooted on the basis of trust and collaboration.
Following the December 2022 Milepost 14 incident, we have completed the recovery and clean-up of all released product. We continue to make significant progress on restoration activities, including revegetation of the impacted area, and expect the majority of these activities to be completed this year. We have revised our environmental remediation cost estimate from $650 million to $794 million to meet the required restoration endpoints in alignment with our regulators. As previously announced, it is probable that the majority of the estimated costs will be eligible for insurance recovery, including cost increases as a result of increased reclamation costs. We continue to abide by the Amended Corrective Action Order (ACAO) and are implementing a comprehensive remedial work plan to enhance our pipeline integrity program and overall safety performance. As we progress this work, we continue to deliver all of our contract commitments while operating under pressure restrictions. I’m proud of the team that has safely worked over 1.2 million hours on-site to support our ongoing response.
Collectively, recent announcements represent meaningful progress toward our 2023 strategic priorities and position us exceptionally well for the long term, allowing us to unlock incremental shareholder value. As part of our ongoing capital rotation program, we will continue to evaluate opportunities to further our deleveraging objectives and optimally fund our secured capital program. Our commitment to strong balance sheet fundamentals and disciplined sanctioned net capital spending of $6 billion to $7 billion annually beyond 2024 will continue to provide the foundation for a long-term sustainable annual dividend growth rate of three to five per cent. Our continued success is underpinned by the strength and stability of our utility-like business model and our ability to further leverage our competitive strengths to move, generate and store the energy North America relies on in a secure and sustainable way.
Teleconference and Webcast
We will hold a teleconference and webcast on Friday, July 28, 2023 at 6:30 a.m. (MDT) / 8:30 a.m. (EDT) to discuss our second quarter 2023 financial results and company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No passcode is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: https://www.gowebcasting.com/12631.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on August 4, 2023. Please call 1.855.669.9658 and enter pass code 0282.

The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking, including statements regarding the monetization of certain pipelines and the establishment of a partnership with Global Infrastructure Partners; statements related to the Transaction, including the structure, conditions, timing and tax effect thereof; the expected attributes of TC Energy and the Liquids Pipelines Company following completion of the Transaction, including the management and credit ratings thereof; statements regarding the value of the benefits we expect to realize from the Focus Project and the timing in which we will realize those benefits; and the sustainability commitments and targets contained in our Report on Sustainability and our GHG Emissions Reduction Plan. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2022 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.

Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, the MD&A is included in this release. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TC Energy's profile.
Media Inquiries:
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403.920.7859 or 800.608.7859
Investor & Analyst Inquiries:
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403.920.7911 or 800.361.6522